UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

AMENDMENT NO. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Trader Media East Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)

Trader Media East Limited

(Name of Person(s) Furnishing Form)

Trader Media East Limited shares, with a nominal value of US$0.16 each

Global Depositary Receipts, each representing 1 Trader Media East Limited share

(Title of Class of Subject Securities)

Trader Media East Limited Shares: Not applicable

Global Depositary Receipts: 89255G208

Global Depositary Receipts: 89255G109

(CUSIP Number of Class of Securities (if applicable))

Ekin Cayhan, General Secretary

Trader Media East Limited

Karspeldreef 6B

1101 CJ

Amsterdam, The Netherlands

Tel: +31 20 820 11 20

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

copies to:

John Connolly

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Tel: +44 20 7006 2096

August 12, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

99.1	Prospectus, dated August 12, 2016.*

Item 2.	Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.2	Capital raising announcement dated August 12, 2016.*

99.3	Publication of prospectus announcement dated August 12, 2016.*

99.4	Closing announcement dated August 26, 2016.**

*	previously furnished to the Securities Exchange Commission
**	furnished herewith

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on August 12, 2016.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADER MEDIA EAST LIMITED

By:	/s/ Ekin Cayhan
Name:	Ekin Cayhan
Title:	General Secretary
Date:	August 30, 2016